Nasdaq Regulation

N Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

February 21, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 20, 2020 The Nasdaq Stock Market (the "Exchange") received from Comcast Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

0.250% Notes due 2027
0.750% Notes due 2032
1.250% Notes due 2040
1.500% Notes due 2029
1.875% Notes due 2036

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

